Exhibit 99.1

FOR RELEASE ON: February 16, 2021

REGAL TO COMBINE WITH REXNORD’S PMC SEGMENT, CREATING WORLD-CLASS POWER TRANSMISSION PROVIDER

•	Combines complementary best-in-class power transmission portfolios to deliver more complete drive train solutions for customers
•	Re-balances Regal portfolio between Power Transmission (47% of pro forma sales), Motors (38%), and Niche/Specialty Products (15%)
•	Increases end market and geographic diversity
•	Accelerates R&D and new product development; enhances digital service and IIOT capabilities
•	Creates compelling value for shareholders with attractive financial returns and new growth opportunities
•	Anticipated annualized cost synergies of $120 million by year three, significant revenue cross-marketing opportunities and a strong balance sheet
•	Unites aligned cultures with deep commitment to 80/20 and LEAN principles

BELOIT, WI, & MILWAUKEE, WI, February 16, 2021 – Regal Beloit Corporation (NYSE: RBC) and Rexnord Corporation (NYSE: RXN) today announced that they have reached a definitive agreement whereby Rexnord will separate its Process & Motion Control (“PMC”) segment by way of a tax-free spin-off to Rexnord shareholders and then immediately combine it with Regal in a Reverse Morris Trust (“RMT”) transaction. Regal shareholders will own 61.4% and Rexnord shareholders will own 38.6% of the combined entity (“New Regal”), before a potential dividend to Regal shareholders and a corresponding ownership adjustment to Rexnord shareholders, sized at closing to ensure that RMT ownership requirements are met. Rexnord shareholders will continue to own 100% of the businesses’ Water Management platform.

With the addition of PMC, Regal’s 2020 pro forma revenue was approximately $4.1 billion with Adjusted EBITDA of $740 million, excluding $120 million in annualized cost synergies expected to be achieved by year three after closing. The pro forma 2020 EBITDA margin was approximately 18%.

The transaction combines Regal and PMC’s best-in-class power transmission portfolios to drive innovation in industrial power transmission and motion control solutions through superior engineering, technology, and manufacturing capabilities. PMC is a world-class provider of specialized, highly-engineered power transmission components and solutions, with a strong portfolio of Industrial Internet of Things (“IIOT”) solutions. The transaction expands Regal’s portfolio, customer reach, and product diversity while creating shareholder value through enhanced growth and substantial cost synergies.

“This transformative combination brings together two highly complementary businesses, creating a premier provider of power transmission products, poised to deliver enhanced value for our customers, associates, and shareholders,” said Regal CEO, Louis Pinkham. “Combining with PMC accelerates our transformation momentum and is an important step towards our vision to accelerate profitable growth. We believe this transaction will create meaningful value for customers by providing comprehensive solutions across the entire industrial drive train, increased portfolio and reach, and an enhanced presence in diverse and attractive end markets and geographies. Shareholders will benefit from compelling value creation and financial benefits, including enhanced growth, cost synergy-driven margin expansion, attractive ROIC, and earnings accretion.”

“We have long admired PMC’s products and capabilities, highly-regarded brands, and talented team. Importantly, Regal and PMC are a terrific cultural fit with a shared commitment to integrity, customer success, continuous improvement, and a passion to win. We are confident these shared values and complementary business structures will help facilitate a seamless transition and fuel our continued success.”

Todd Adams, Chairman, President and CEO of Rexnord, commented, “This transaction provides clear and compelling value for Rexnord shareholders through ownership in a combined company with enhanced scale and significant growth opportunities. Regal is committed to investing in the continued growth of its power transmission business, and we are confident the PMC platform and team are a perfect fit to accelerate their strategy. Rexnord’s Water Management business will be well-positioned to continue to drive differentiated growth as a standalone business aligned around its distinct competitive advantages and market dynamics.”

Key Strategic & Financial Benefits

•	Creates a premier player in industrial power transmission with complete product portfolio across the entire drive train. The combination with PMC fills gaps in Regal’s PTS portfolio, creates a more compelling partner for distributors, and enables Regal to provide complete drive train solutions across all major applications for customers. In addition, the transaction represents an attractive value proposition for both customers and end users with enhanced service capability breadth, technology content and domain expertise.

•	Improves end market diversity. Creates new avenues for growth through expanded focus outside of North America. Improves end market diversity, with increased exposure to attractive high-growth end markets including Renewable Energy, Food and Beverage, Automation, Aerospace, and eCommerce. Regal’s combined portfolio is expected to be more balanced, with pro forma 2020 PTS comprising nearly 50% of sales, reducing cyclicality and unlocking greater portfolio flexibility.

•	Accelerates R&D and digital service capabilities. Combined R&D fuels the growth of next-generation products and faster development of value-added features through enhanced innovation and reinvestment. Provides opportunity to create world-class IIOT and digital experience with the Perceptiv™ and DiRXN® platforms, providing innovative new solutions for customers and end users.

•	Substantial cost synergies of $120 million by year three, with $70 million realized in year one. Expected synergies to be driven by procurement, distribution efficiencies, footprint rationalization, and SG&A savings. Regal plans to continue robust investment in technology and innovation.

•	Provides significant immediate and long-term value creation and financial benefits. The transaction provides attractive ROIC and is expected to be accretive to cash EPS in year one after closing. In addition, assuming the mid-point of the expected adjustment mechanism range (described below), Regal shareholders would be expected to receive a dividend of ~$7 per share. The transaction is expected to leave Regal with a strong balance sheet.

•	Unites aligned cultures with deep commitment to 80/20 and LEAN principles. Shared cultures focused on serving customers and driving efficiency. Talent infusion expected to accelerate 80/20, LEAN, IIOT, and new product development initiatives.

Governance and Locations

Upon closing, Regal will be led by its existing Board of Directors with the addition of two new directors from the Rexnord board of directors, mutually agreed upon by Regal and Rexnord. Rakesh Sachdev will continue as non-Executive Chairman of the Board. Regal’s CEO, Louis Pinkham, will lead the combined corporate entity, which will continue to be headquartered in Beloit, Wisconsin.

The combined PTS and PMC business will adopt the Rexnord name and be headquartered in Milwaukee, Wisconsin. Regal expects it will continue to maintain, invest in, and grow its presence in Florence, Kentucky, which will remain a strategic site.

Rexnord Chairman, President and CEO, Todd Adams, will continue to lead the Water Management business, which plans to remain headquartered in Milwaukee, Wisconsin.

Transaction Structure and Closing Conditions

Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Regal shareholders will own 61.4% and Rexnord shareholders 38.6% in New Regal, before a potential dividend to Regal shareholders and a corresponding ownership adjustment for Rexnord shareholders.

The transaction is structured as an RMT and is expected to be tax-efficient to Regal and Rexnord shareholders for U.S. federal income tax purposes. Significant shareholder overlap between Regal and Rexnord shareholders, and the adjustment mechanism, will ensure that the RMT threshold of greater-than-50% ownership by Rexnord shareholders in New Regal, after factoring overlapping shareholders, is met in all circumstances.

Based on current information on the size and characteristics of overlapping ownership, there is an expected dividend to Regal shareholders, with a corresponding ownership adjustment for Rexnord shareholders. Based on current information, we expect the dividend to be in the range of $100 to $500 million with a mid-point of $300 million. That midpoint corresponds to ownership in New Regal of 60.0% for Regal shareholders and 40.0% for Rexnord shareholders post dividend.

The transaction values PMC at $3.69 billion1, representing 14.2x 2020 Adjusted EBITDA, or 9.7x after factoring run-rate cost synergies. The transaction is subject to regulatory approvals, Regal and Rexnord shareholder approvals, and customary closing conditions, and is expected to close in the fourth quarter of 2021.

Conference Call and Investor Information

Regal and Rexnord will jointly hold a conference call to discuss the transaction at 7:30 AM CT (8:30 AM ET) on Tuesday, February 16, 2021. To listen to the live audio and view the presentation during the call, please visit Regal’s Investor website: https://investors.Regalbeloit.com. To listen by phone or to ask the presenters a question, dial 1-888-317-6003 (U.S. callers) or + 1-412-317-6061 (international callers) and enter 9152907# when prompted.

A webcast replay will be available at the link above, and a telephone replay will be available at 1-877-344-7529 (U.S. callers) or + 1-412-317-0088 (international callers), using a replay access code of 10152538#. Both will be accessible for three months after the earnings call.

1 Includes $3.32 billion of Regal stock, priced at $128.82 using a 15-day VWAP, issued in the transaction and the assumption of $370 million of net debt, and excludes a $73 million post-tax pension liability to be assumed in the transaction.

A copy of the investor presentation will be made available on Regal and Rexnord investor relations websites in advance of the conference call.

Fourth Quarter and Full Year 2020 Earnings Announcements

Regal and Rexnord separately announced their Fourth Quarter and Full Year 2020 earnings today and will be hosting separate earnings conference calls, at 9:00 AM CT (10:00 AM ET) and 10:00 AM CT (11:00 AM ET), respectively. Details of these calls can be found in the companies’ separate earnings press releases and on their respective investor relations websites.

Advisors

Barclays and Incentrum Group are serving as financial advisors to Regal, and Sidley Austin LLP is serving as legal counsel. Barclays is also providing Regal with committed financing for the transaction. Citi and Evercore are serving as financial advisors to Rexnord, and Morgan, Lewis & Bockius LLP is serving as legal counsel. Credit Suisse is providing Rexnord with committed financing for the transaction.

About Regal

Regal Beloit Corporation (NYSE: RBC) is a global leader in the engineering and manufacturing of electric motors and controls, power generation, and power transmission products, serving customers throughout the world. We create a better tomorrow by developing and responsibly producing energy-efficient products and systems.

The Company is comprised of four operating segments: Commercial Systems, Industrial Systems, Climate Solutions and Power Transmission Solutions. Regal is headquartered in Beloit, Wisconsin and has manufacturing, sales, and service facilities worldwide. For more information, visit RegalBeloit.com.

About Rexnord

Headquartered in Milwaukee, Wisconsin, Rexnord is comprised of two strategic platforms, Process & Motion Control and Water Management, with approximately 6,400 employees worldwide.

The Process & Motion Control platform designs, manufactures, markets, and services specified, highly engineered mechanical components used within complex systems. The Water Management platform designs, procures, manufactures and markets products that provide and enhance water quality, safety, flow control and conservation. Additional information about the Company can be found at www.rexnordcorporation.com.

Contacts

For Regal

Investors

Robert Barry, VP - Investor Relations

608-361-7530

robert.barry@Regalbeloit.com

Media

Bryan Locke / Jenny Gore

Sard Verbinnen & Co

RegalBeloit-SVC@sardverb.com

For Rexnord

Investors
Rob McCarthy, VP – Investor Relations

414-223-1615

Robert.McCarthy@rexnord.com

Media

Angela Hersil, Director – Corporate Communications

855-480-5050

Corporate.Communications@Rexnord.com

Additional Information

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Regal Beloit Corporation (“Regal”), Rexnord Corporation (“Rexnord”) or Land Newco, Inc. (“Land”) In connection with the proposed transaction, Regal and Land will file registration statements with the SEC registering shares of Regal common stock and Land common stock in connection with the proposed transaction. Regal’s registration statement will also include a joint proxy statement and prospectus relating to the proposed transaction. Rexnord shareholders are urged to read the joint proxy statement/prospectus-information statement that will be included in the registration statements and any other relevant documents when they become available, and Regal shareholders are urged to read the joint proxy statement/prospectus-information statement and any other relevant documents when they become available, because they will contain important information about Regal, Rexnord, Land and the proposed transaction. The joint proxy statement/prospectus-information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The joint proxy statement/prospectus-information statement and other documents (when they are available) can also be obtained free of charge from Rexnord upon written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Forward Looking Statements

This communication contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect Regal’s current estimates, expectations and projections about Regal’s future results, performance, prospects and opportunities. Such forward-looking statements may include, among other things, statements about the proposed acquisition of Rexnord’s PMC business (the “PMC Business”), the benefits and synergies of the proposed transaction, future opportunities for Regal, the PMC Business and the combined company, and any other statements regarding Regal’s, the PMC Business’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition and other expectations and estimates for future periods. Forward-looking statements include statements that are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “plan,” “may,” “should,” “will,” “would,” “project,” “forecast,” and similar expressions. These forward-looking statements are based upon information currently available to Regal and are subject to a number of risks, uncertainties, and other factors that could cause Regal’s, the PMC Business’s or the combined company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Important factors that could cause Regal’s, the PMC Business’s or the combined company’s actual results to differ materially from the results referred to in the forward-looking statements Regal makes in this communication include: the possibility that the conditions to the consummation of the transaction will not be satisfied; failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals or the IRS ruling to be sought in connection with the proposed transaction; changes in the extent and characteristics of the common shareholders of Rexnord and Regal and its effect pursuant to the merger agreement for the transaction on the number of shares of Regal common stock issuable pursuant to the transaction, magnitude of the dividend payable to Regal shareholders pursuant to the transaction and the extent of indebtedness to be incurred by Regal in connection with the transaction; the ability to obtain the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; the possibility that Regal may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate the PMC Business; expected or targeted future financial and operating performance and results; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; failure to consummate or delay in consummating the transaction for other reasons; Regal’s ability to retain key executives and employees; risks associated with litigation related to the transaction; the continued financial and operational impacts of and uncertainties relating to the COVID-19 pandemic on customers and suppliers and the geographies in which they operate; uncertainties regarding the ability to execute restructuring plans within expected costs and timing; actions taken by competitors and their ability to effectively compete in the increasingly competitive global electric motor, drives and controls, power generation and power transmission industries; the ability to develop new products based on technological innovation, such as the Internet of Things, and marketplace acceptance of new and existing products, including products related to technology not yet adopted or utilized in geographic locations in which we do business; fluctuations in commodity prices and raw material costs; dependence on significant customers; risks associated with global manufacturing, including risks associated with public health crises; issues and costs arising from the integration of acquired companies and businesses and the timing and impact of purchase accounting adjustments; Regal’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the proposed transaction; prolonged declines in one or more markets, such as heating, ventilation, air conditioning, refrigeration, power generation, oil and gas, unit material handling or water heating; economic changes in global markets, such as reduced demand for products, currency exchange rates, inflation rates, interest rates, recession, government policies, including policy changes affecting taxation, trade, tariffs, immigration, customs, border actions and the like, and other external factors that Regal cannot control; product liability and other litigation, or claims by end users, government agencies or others that products or customers’ applications failed to perform as anticipated, particularly in high volume applications or where such failures are alleged to be the cause of property or casualty claims; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business exits or divestitures; unanticipated costs or expenses that may be incurred related to product warranty issues; dependence on key suppliers and the potential effects of supply disruptions; infringement of intellectual property by third parties, challenges to intellectual property, and claims of infringement on third party technologies; effects on earnings of any significant impairment of goodwill or intangible assets; losses from failures, breaches, attacks or disclosures involving information technology infrastructure and data; cyclical downturns affecting the global market for capital goods; and other risks and uncertainties including, but not limited, to those described in Regal’s Annual Report on Form 10-K on file with the Securities and Exchange Commission and from time to time in other filed reports including Regal’s Quarterly Reports on Form 10-Q. For a more detailed description of the risk factors associated with Regal, please refer to Regal’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019 on file with the Securities and Exchange Commission and its Quarterly Report on Form 10-Q for the period ended September 26, 2020 and subsequent SEC filings. Shareholders, potential investors, and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this communication are made only as of the date of this communication, and Regal undertakes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein to reflect subsequent events or circumstances.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Regal. However, Rexnord, Regal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Rexnord and Regal in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Rexnord may be found in its Annual Report on Form 10-K filed with the SEC on May 12, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on June 5, 2020. Information about the directors and executive officers of Regal may be found in its Annual Report on Form 10-K filed with the SEC on February 26, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 19, 2020.

NON-GAAP MEASURES AND OTHER DEFINITIONS

In this news release, we disclose the following non-GAAP financial measures: adjusted EBITDA, EBITDA margin, return on invested capital (ROIC) and cash earnings per share (EPS). As used in this communication, we define: (i) “adjusted EBITDA” to mean: earnings before interest, taxes, depreciation, acquisition related amortization, acquisition related costs, restructuring and related costs, stock-based compensation, asset impairment and other income or charges that management does not consider to be directly related to operating performance, (ii) “EBITDA margin” to mean: Adjusted EBITDA as a percentage of net sales, (iii) “return on invested capital” to mean: after-tax adjusted operating income before amortization divided by invested capital and (iv) “cash earnings per share” to exclude acquisition related amortization, acquisition related costs, restructuring and related costs, asset impairment and other income or charges that management does not consider to be directly related to operating performance. Not all companies use these terms in consistent ways and you should not assume that the manner in which we use these terms is consistent with any other company. This additional information is not meant to be considered in isolation or as a substitute for results of operations prepared and presented in accordance with GAAP.